EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                                Name and Address of Company

Avalon Rare Metals Inc.
130 Adelaide Street West
Suite 1901
Toronto, ON M5H 3P5

Item 2                                Date of Material Changes

June 13, 2014

Item 3                                News Release

A news release was disseminated on June 13, 2014 through the facilities of Newswire and subsequently filed on SEDAR.

Item 4                                Summary of Material Changes

On June 10, 2014, Avalon Rare Metals Inc. (the “Company” or “Avalon”) entered into a definitive agreement (the “Purchase Agreement”) with an institutional investor (the “Purchaser”) pursuant to which the Purchaser agreed to purchase 9,237,875 units of the Company at a price of US$0.433 per unit (the “Offering”). Each unit is comprised of a common share and 0.70 of a common share purchase warrant. Each whole warrant is exercisable into a common share of the Company at an exercise price of US$0.56 per share commencing six months following issuance, and has a term of exercise of six and a half years from the initial exercise date and is subject to certain anti-dilution provisions. The Offering was made outside of Canada and no offers or sales were made in Canada or to Canadian residents.

Item 5                                Full Description of Material Changes

On June 10, 2014, the Company entered into the Purchase Agreement with the Purchaser, pursuant to which the Purchaser agreed to purchase 9,237,875 units of the Company at a price of US$0.433 per unit. Each unit is comprised of a common share and 0.70 of a common share purchase warrant. Each whole warrant is exercisable into a common share of the Company at an exercise price of US$0.56 per share commencing six months following issuance, and has a term of exercise of six and a half years from the initial exercise date and is subject to certain anti-dilution provisions. The Offering was made outside of Canada and no offers or sales were made in Canada or to Canadian residents.

The Purchase Agreement includes a provision whereby the Company agreed to use commercially reasonable efforts to allow the Purchaser to participate in any future equity financing of the Company for cash on the same terms and conditions, and subject to the same procedures (including confidentiality procedures) as are applied to the other purchasers in the financing, for a period of three years after the closing date of the Offering (the “Participation Right”). The Participation Right is qualified in that the Company is not required to allow the Purchaser to participate in any financing if the participation of the Purchaser would require shareholder approval under applicable law or a stock exchange requirement, and such shareholder approval would not be required if the Purchaser did not participate in the financing.

The Participation Right is also qualified in that it is not applicable to the issuance of

(a)	common shares or options to employees, officers, directors or consultants of the Company for services provided to the Company pursuant to any stock or option plan duly adopted for such purpose;

(b)
securities upon the exercise or exchange of or conversion of any securities issued pursuant to the Offering or other securities exercisable or exchangeable for or convertible into common shares that were issued and outstanding on the date of the Purchase Agreement (provided that such securities have not been amended since the date of the Purchase Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities or to increase the term of such securities (provided, however, that any payment to the holders of the securities outside of the terms of such securities as in existence as of the date hereof is excluded from this clause (b));

(c)	common shares or securities convertible into common shares to Aboriginal, First Nations or Métis groups;

(d)
securities under any private placement subject to a hold period of greater than 4 months, provided that the private placement is a non-brokered transaction or a flow-through financing and the securities are restricted (and are not registered for resale) for a period of at least 4 months; and

(e)
securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a person (or to the equityholders of a person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds,

(each of the above, an “Exempt Issuance.”)

Pursuant to the Purchase Agreement, the Company also agreed that, from the date of the Purchase Agreement until the date that is 90 days after the date of the closing of the Offering, neither the Company nor its subsidiaries would issue, enter into any agreement to issue or announce the issuance or proposed issuance of any common shares or securities that would entitle the holder thereof to acquire at any time common shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, common shares (such restriction, the “Standstill Provision”). For the avoidance of doubt, the Standstill Provision is applicable to the issuance of any securities pursuant to the sales agreement dated September 24, 2013, between the Company and Cowen and Company, LLC relating to the Company’s “at-the-market” offering of up to US$25,000,000 of registered securities,  and the purchase agreement dated November 27, 2013, between the Company and Lincoln Park Capital Fund, LLC relating to Company’s “equity line” of up to US$30,000,000 of registered securities, but is not applicable to Exempt Issuances.

The gross proceeds of the Offering were approximately US$4,000,000. Net proceeds, after deducting the placement agent’s fee and other estimated offering expenses payable by the Company, amounted to approximately US$3,560,000.

Avalon plans to use the net proceeds from the Offering for general corporate purposes, including funding ongoing operations and/or capital requirements, and discretionary capital programs.

H.C. Wainwright & Co., LLC acted as the exclusive placement agent for the transaction, and was paid a cash fee equal to 6% of the aggregate gross proceeds from the sale of the Units and was issued 554,273 agent warrants. Each agent warrant is exercisable into one common share of the Company at an exercise price of US$0.56 per share commencing six months following issuance, and has a term of two and a half years from the initial exercise date.

The Offering closed on June 13, 2014, and the common shares issued as part of the units as well as those underlying all warrants issued have been listed for trading on the Toronto Stock Exchange and the NYSE MKT.

The Offering was made pursuant to a Canadian base shelf prospectus dated September 10, 2013 and a shelf registration statement filed with the United States Securities and Exchange Commission (the “SEC”), File No. 333-190771, which was declared effective by the SEC on September 12, 2013. A prospectus supplement relating to the Offering was been filed with the applicable provinces and territories in Canada and is available on SEDAR at www.sedar.com, and was filed with the SEC and is available at the SEC’s website www.sec.gov.

Item 6                                Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

Not applicable.

Item 8                                Executive Officer

Donald S. Bubar, President & Chief Executive Officer, (416) 364-4938.

Item 9                                Date of Report

June 19, 2014.

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the Offering. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward

-looking statements include, but are not limited to, those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.